# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GLOO HOLDINGS, INC., CIK 0002069785
CUSIP: 379598105
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 831 Pearl Street, Boulder, Colorado (CO), 80302
Date of event which requires filing of this statement: 12/23/2025
Amends the filing with accession number 0001493152-25-025370
Filed by CIK 0001715783
Persons authorized to receive notices and communications: ImHyuk Yi, 888 Seventh Avenue, 22nd Floor,, New York, New York (NY), 10106, 212-984-8877

## Reporting persons
- Grace and Mercy Foundation, Inc. (CIK 0001715783): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,500,000; shared voting power 0; sole dispositive power 2,500,000; shared dispositive power 0; aggregate amount beneficially owned 2,500,000 (21.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: GLOO HOLDINGS, INC.
Address of issuer's principal executive offices: 831 Pearl Street, Boulder, Colorado (CO), 80302
Comment: Explanatory Note: This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person with the SEC on November 28, 2025 (the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

Depending on the factors discussed herein, the Reporting Person and the Covered Persons may, from time to time, acquire additional shares of Class A Common Stock and/or retain and/or sell all or a portion of the shares of Class A Common Stock held by the Reporting Person or the Covered Persons, if any, in the open market or in privately negotiated transactions, and/or may distribute shares of Class A Common Stock to be acquired or held by the Reporting Person or the Covered Persons to other entities. Any actions the Reporting Person or the Covered Persons might undertake will be dependent upon the Reporting Person's and each Covered Person's review of numerous factors, including, among other things, the price levels of the Class A Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the Reporting Person's and each Covered Person's need for liquidity, and other future developments. The Reporting Person and/or the Covered Persons anticipates having discussions with members of management and/or the board of directors of the Issuer, from time to time, regarding certain matters relating to the Issuer, which may include, among other things, changes to the Issuer's capital structure and allocation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby supplemented as follows:

As of December 23, 2025, the Reporting Person may be deemed to beneficially own 2,500,000 shares of Class A Common Stock, which is approximately 24.7% of the Class A Common Stock outstanding. As of December 23, 2025, the Issuer had 10,130,932 shares of Class A Common Stock outstanding and 69,567,852 shares of Class B Common Stock outstanding (based on 10,130,932 shares of Class A Common Stock and 69,567,852 shares of Class B Common Stock reported as issued and outstanding as of December 18, 2025 in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on December 23, 2025). Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share and is convertible at any time into one share of Class A Common Stock.

As of January 8, 2026 and the date of this Amendment (the "Filing Date"), the Reporting Person may be deemed to beneficially own 2,500,000 shares of Class A Common Stock, which is approximately 21.9% of the Class A Common Stock outstanding. As of January 8, 2026 and the Filing Date, the Issuer had 11,405,352 shares of Class A Common Stock outstanding and 69,449,696 shares of Class B Common Stock outstanding (based on 11,405,352 shares of Class A Common Stock and 69,449,696 shares of Class B Common Stock disclosed as issued and outstanding as of January 9, 2026 by the Issuer directly to the Reporting Person).
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page to this Amendment is incorporated by reference into this Item 5. The Reporting Person exercises sole voting and dispositive power over all securities of the Issuer held by the Reporting Person directly.
Transactions in the class effected during the past sixty days: No transactions in the Class A Common Stock have been effected by the Reporting Person or the Covered Persons during the past sixty days prior to (i) December 23, 2025, (ii) January 8, 2026, and (iii) the Filing Date.

## Signatures
- Grace and Mercy Foundation, Inc.: /s/ ImHyuk Yi, ImHyuk Yi / Treasurer (01/12/2026)